SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of October, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.º 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON OCTOBER 30th, 2008.

PLACE AND TIME: Av. Eusébio Matoso, No. 891, 22nd floor – São Paulo - SP, 06h30 p.m.

CHAIRMAN: Israel Vainboim

QUORUM: Totality of the elected members.

RESOLUTIONS TAKEN UNANIMOUSLY BY THOSE PRESENT:

A – AMENDMENT OF THE POLICIES OF DISCLOSURE AND NEGOTIATION OF UNIBANCO AND OF THE COMPANY

1. Considering the commitment made by Unibanco – União de Bancos Brasileiros S.A (“Unibanco”) before the Brazilian Securities Comission (“CVM”) when it filled a request regarding the possibility and effects of the disclosure of its preliminary financial statements, it is hereby approved the amendment of the Policy of Disclosure of the Company and of Unibanco (“Policy of Disclosure’), so as to establish a provision embracing the possibility of disclosure of preliminary and unaudited financial statements. Therefore, in order to improve the procedures of disclosure of financial statements of the Company and of Unibanco, it is hereby approved the inclusion of a new topic on the Policy of Disclosure, that is, “Disclosure of the Quarterly, Semi – Annuals and Annuals Financial Statements”, on which there shall be contemplated the recommendations mentioned on the SEP/CVM Directive Release N. 001/2008, related to the disclosure of preliminary financial statements.

In light of the abovementioned resolutions, the current provisions of the topic “General Provisions” of the Policy of Disclosure is hereby renumbered as item 11, so as to allow that the topic created hereby may be accommodated on item 10 of such Policy with the following provisions:

“10. Disclosure of Quarterly, Semi – Annual and Annual Financial Statements”

10.1 The Board of Executive Officers of UNIBANCO and of UNIBANCO HOLDINGS shall establish and release to the market, within a period in advance compatible to the market standards, the dates on which the quarterly, semi – annual or annual financial statements, duly audited, of the mentioned companies will be disclosed.

10.2 Notwithstanding the dates of disclosure of the financial statements established under the terms of the item 10.1 above, the Disclosure Committee may, at its convenience:

a) Approve the disclosure of preliminary and unaudited financial statements related to the quarters, semi – annual or annual results of UNIBANCO and of UNIBANCO HOLDINGS; or

b) Approve the anticipation of the disclosure of the quarterly, semi – annual or annual financial statements, duly audited, of UNIBANCO and of UNIBANCO HOLDINGS..

10.3 The disclosure of the preliminary financial statements mentioned on item 10.2 (a) above shall comply with the following provisions:

a) The quarterly, semi – annual or annual financial statements shall be elaborated in compliance with the accounting principles accepted by the market;

b) If the preliminary financial statements disclosed also include forward – looking statements, UNIBANCO and UNIBANCO HOLDINGS shall comply with the provisions of article 8 of the CVM Instruction N. 202/93;

c) If the forward – looking statements are discontinued, this fact shall be released to the market along with the reasons that led to such decision."

2. It is hereby approved the amendment of item 5.2 of the Policy of Negotiation of the Company and of Unibanco (“Policy of Negotiation”), which establishes the procedures that shall be complied on the negotiation with securities issued by the Company and by Unibanco, so as to (I) include a provision establishing that the disclosure of financial statements, even unaudited ones, also requires the application of the restriction to the negotiation with securities issued by the Company and by Unibanco Holdings, mentioned on article 13, paragraph 4, of the CVM Instruction N 358/02, and (II) update the wording of the Policy of Negotiation, adjusting it to the provisions set forth by CVM Instruction N. 449/07.

In light of the resolutions abovementioned, the item 5.2 of the Policy of Negotiation shall have the following wording:

“5.2 The persons listed in items 3.1.1, 3.1.2, 3.1.3 shall also not negotiate with securities issued by UNIBANCO or UNIBANCO HOLDINGS, as the case may be:

a) during a 15 (fifteen)- days period preceding the first of the following events:

i. the disclosure of the quarterly (ITR), semi - annual and annual (DFP) financial statements of UNIBANCO and of UNIBANCO HOLDINGS; or

ii. the disclosure of preliminary financial statements, so read as the quarterly, semi – annuals and annuals financial information not yet audited.

b) during the period between the decision, taken by the competent corporate body, to increase the share capital, to distribute dividends, bonus in shares or its derivatives, or to approve splitting, and the publication of the respective public biddings or advertisement

3. Due to the abovementioned resolutions, it is approved hereby the consolidation of the Policies of Disclosure and of Negotiation of the Company on terms of Annex I and II, respectively.

B – EXPANSION OF THE STOCK REPURCHASE PROGRAM

4. As per the Material Fact released to the on October 24th, 2008, it is hereby ratified the increase on the limit of its own preferred and nominative shares, with no nominal value, that the Company is authorized to acquire to be kept as treasury stock, for further sale or cancellation, without share capital reduction. Such limit is hereby increased to 40,000,000, remaining at the discretion of Unibanco's Board of Officers the decision as to the timing and volume of the acquisitions, that shall comply with the other terms and conditions established on the meeting held on February 13th, 2008, which approved the Stock Repurchase Program, including the term approved thereon.

São Paulo, October 30th, 2008.

______________________________
Pedro Sampaio Malan

Pedro Moreira Salles	João Dionísio Filgueira Barreto Amoêdo

Francisco Eduardo de Almeida Pinto	Joaquim Francisco de Castro Neto

Israel Vainboim	Guilherme Affonso Ferreira

Pedro Luiz Bodin de Moraes	Vicente Falconi Campos

ANNEX I

POLICY OF DISCLOSURE

The purpose of the Policy of Disclosure is to establish the procedures to be complied with in the disclosure of Company announcements and releases occurred or related to the businesses ofUnibanco - União de Bancos Brasileiros S.A. ("UNIBANCO") or of Unibanco Holdings S.A.("UNIBANCO HOLDINGS").

1. The objectives

2. Relevant act or fact

3. Persons subject to the policy

4. Secrecy

5. Disclosure of a relevant act or fact

6. Disclosure of information on negotiations

7. Disclosure of information on relevant equity participation and negotiations of the controlling shareholder

8. Disclosure of information in public offers

9. Disclosure of information in acquisition of control

10. Disclosure of the Quarterly, Semi – Annuals and Annuals Financial Statements

11. General provisions

1. The objectives

1.1 THE INSTITUTIONAL POLICY OF DISCLOSURE OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND OF UNIBANCO HOLDINGS S.A., hereinafter referred to simply as POLICY, has the purpose of establishing the procedures to be complied with in the disclosure of relevant acts or facts occurred or related to the businesses of Unibanco - União de Bancos Brasileiros S.A. ("UNIBANCO") or of Unibanco Holdings S.A. ("UNIBANCO HOLDINGS"), as the case may be, as well as to define the obligations and the duties to be complied with by their respective members, as provided by CVM Instruction No. 358, of January 3, 2002 ("Instruction 358").

1.2 The purpose of the disclosure of relevant acts or facts is to procure to investors on a timely basis and efficiently the availability of essential information for the decision of investment, providing, therefore, an equal and fair treatment to all market agents.

2. Relevant act or fact

2.1 A relevant act of fact ("Relevant Act or Fact"), for the purposes of this POLICY, shall be deemed: (i) any decision of E-Johnston Representação e Participações S.A., direct controlling shareholder of UNIBANCO HOLDINGS and indirect of UNIBANCO ("Controlling Shareholder"); (ii) any resolution of the general meetings or of the administration bodies of UNIBANCO and of UNIBANCO HOLDINGS, as well as (iii) any other act or fact of political-administrative, technical, business or economic-financial character occurred or related to the businesses of UNIBANCO or of UNIBANCO HOLDINGS, which may reasonably affect:

a) the quotation of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS or referred thereto; or

b) the decision of the investors to purchase, sell or maintain such securities; or

c) the decision of the investors to exercise any rights pertaining to the capacity of holder of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS or referred thereto.

2.1.1 The acts or facts mentioned in article 2, sole paragraph, of Instruction 358, are examples of potentially relevant acts or facts and, in any case, the classification or not of a certain event as a Relevant Act or Fact shall be based on the analysis of the impact thereof on the ordinary activities of UNIBANCO or of UNIBANCO HOLDINGS, as well as on the level of knowledge already held by the market, so that the procedure of disclosure of the Relevant Act of Fact is not trivialized.

3. Persons subject to the policy

3.1 The following are subject to this POLICY:

3.1.1 The Investor Relations Officers of UNIBANCO and of UNIBANCO HOLDINGS;

3.1.2 The Controlling Shareholder;

3.1.3 Executive officers, members of the Board of Directors and of the Audit Committees (when they exist) of UNIBANCO and of UNIBANCO HOLDINGS;

3.1.4 Any person who, by virtue of office, function or position in UNIBANCO or in UNIBANCO HOLDINGS, has privileged access to information relative to a Relevant Act or Fact not disclosed to the market yet ("Related Persons");

4. Secrecy

4.1 It is incumbent upon the persons mentioned in item 3.1 above:

a) to maintain the secrecy of the information relative to a Relevant Act or Fact to which they have privileged access by virtue of the function or position they hold;

b) to cause subordinates and third parties of their trust also do it, being jointly liable with them in the event of non compliance with the secrecy obligation.

4.1.2 Should there be a doubt on the relevance or not of information to which one has privileged access, the Investor Relations Officer of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, shall be consulted.

4.2 In the event of the participation of third parties in negotiations or discussions or matters considered strategic to UNIBANCO or to UNIBANCO HOLDINGS, obtaining, therefore, access to information on a Relevant Act or Fact, not disclosed to the market yet, it shall be required that such persons sign a Confidentiality Term (Exhibit I).

4.3 The areas of Internal Audit, Legal Compliance, Global Risk Management and Security Office of UNIBANCO shall specify the internal operational procedures for the maintenance of the secrecy of information relative to a Relevant Fact or Act not disclosed to the market yet.

4.3.1 The definition of the internal operational procedures shall comply with the principles set forth in the "Institutional Manual of Guidelines of Ethical Conduct of Unibanco" and by the "Unibanco Policy of Security of Information".

5. Disclosure of a relevant act or fact

5.1 Whenever the Investor Relations Officer of UNIBANCO and of UNIBANCO HOLDINGS, as the case may be, identifies the existence of a possible Relevant Act or Fact to be disclosed to the market, he/she shall communicate such occurrence to the disclosure committee ("Disclosure Committee"), which shall be composed of 3 (three) common members of the Board of Directors of UNIBANCO and of UNIBANCO HOLDINGS, as well as of the Investor Relations Officers of UNIBANCO and of UNIBANCO HOLDINGS.

5.1.1 After having been informed by the competent Investor Relations Officer, as provided by item 5.1 above, the Disclosure Committee shall meet immediately and resolve on:

a) the convenience and the opportunity of the disclosure;

b) the form of disclosure;

c) the content of the Relevant Act or Fact to be disclosed.

5.2. In the event of omission by the competent Investor Relations Officer in the compliance with the duty set forth by item 5.1, it shall be incumbent upon the Controlling Shareholder, as well as to the executive officers, members of the Boards of Directors and of the Audit Committees (when they exist) of UNIBANCO and of UNIBANCO HOLDINGS, as the case may by, to inform such occurrence in writing to the Disclosure Committee, which shall take the measures necessary for the disclosure of the Relevant Act or Fact.

5.3 In the event that the Disclosure Committee has decided not to disclose the information as a Relevant Act or Fact, and in the event the respective information escapes from the control or upon the occurrence of an atypical oscillation in the quotation, price or negotiated quantity of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS, it shall be incumbent upon the Controlling Shareholder, to the executive officers and to the members of the Board of Directors of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, to inform such occurrence to the Disclosure Committee, so that it meets immediately and resolves, as provided by item 5.1.1, on the form and on the content of the disclosure of the Relevant Act or Fact.

5.4 Should the Disclosure Committee resolve to disclose the Relevant Act or Fact, the area of Investor Relations and the Legal Assistance to Businesses of UNIBANCO shall prepare a text of the disclosure, which shall, in addition, be signed by the competent Investor Relations Officer, the person responsible to watch over the extensive and immediate dissemination of the Relevant Act or Fact, in compliance with item 5.5.

5.5 The communication of a Relevant Act or Fact shall be forwarded by the Investor Relations Officer of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, to the CVM, to the Securities and Exchange Commission ("SEC"), to the Stock Exchange of São Paulo ("Bovespa") and to the New York Stock Exchange ("NYSE").

5.5.1. The Investor Relations Officer of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, shall render additional clarifications to the communication and to the disclosure of the Relevant Act or Fact,whenever so requested by the CVM, SEC, Bovespa or NYSE.

5.6 The disclosure of a Relevant Act or Fact shall be made immediately in the markets in which the securities issued by UNIBANCO and by UNIBANCO HOLDINGS are negotiated, prior to the beginning or after the closing of the businesses, prevailing, in the event of incompatibility, the working hours of the Brazilian market.

5.6.1 Should it be necessary that the disclosure occurs during the negotiation hour, the respective Investor Relations Officer may, when informing the Relevant Act or Fact, request the suspension of the negotiations for the time necessary to the proper dissemination of the relevant information.

5.6.2 The suspension of the negotiations shall not be made effective in Brazil while the securities issued by UNIBANCO or by UNIBANCO HOLDINGS in stock exchanges of other countries are being negotiated.

5.7 The Relevant Act or Fact shall be disclosed, in a clear, precise and summarized form, by means of publishing on broad circulation newspapers ordinarily used by UNIBANCO and by UNIBANCO HOLDINGS, including those specified in their by-laws, as well as by any communication means considered convenient for the wide publicity of the Relevant Act of Fact.

5.7.1 It is permitted to UNIBANCO and to UNIBANCO HOLDINGS the disclosure of information to the market which are not relative to a Relevant Act or Fact, by means of the preparation of notices or press release.

5.8 UNIBANCO or UNIBANCO HOLDINGS may complement the disclosure of a Relevant Act or Fact by means of the forwarding of additional information, with marketing, wide and informative character, correspondences to the market agents, as well as the availability thereof in the computers worldwide net (Internet), in an electronic address duly indicated in the disclosure mentioned in item 5.7.

5.9 UNIBANCO or UNIBANCO HOLDINGS may disclose information not related to any Relevant Act or Fact by means of notices or press releases, which shall be revealed to the market by any of the communication means mentioned in items 5.7 and 5.8.

5.10 After the disclosure of the Relevant Act or Fact, UNIBANCO and UNIBANCO HOLDINGS may, at their exclusive discretion, hold conferences, including by telephonic means, in order to render further clarifications to the market on the Relevant Act or Fact disclosed.

5.11 The disclosure of the Relevant Act or Fact may be exempted should the Disclosure Committee, as provided by item 5.2, understand that the disclosure thereof shall jeopardize a legitimate interest of UNIBANCO or of UNIBANCO HOLDINGS.

5.11.1 In the event above, the Investor Relations Officer of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, shall forward a requisition to the President of the CVM, in a sealed envelope on which the word "Confidential" is mentioned, so that the latter resolves on the possibility of non disclosure of the information.

5.12 In the event of atypical oscillation in the quotation, price or negotiated quantity of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS, it shall be incumbent upon the relevant Investor Relations Officer to inquire the persons with access to relevant information, in order to investigate whether same have knowledge of a Relevant Act or Fact which must be disclosed to the market.

5.13 Any modification to the facts or intents object of the representations rendered to the CVM, to the SEC, to Bovespa and to the NYSE shall be immediately disclosed, with the rectification or amendment of the previous representation.

5.14 No information shall be disclosed to the market without the strict compliance with the procedures established above.

6. Disclosure of information on negotiations

6.1 It shall be incumbent upon the executive officers, upon the members of the Boards of Directors (when they exist) of UNIBANCO and of UNIBANCO HOLDINGS to send a statement, as provided by item 6.1.1, by Unibanco Corretora de Valores Mobilários S.A., to the area of Investor Relations and to the Legal Assistance to Businesses of UNIBANCO, which shall be responsible for forwarding it to the CVM, the SEC, Bovespa and the NYSE.

6.1.1 The statement mentioned in the previous item shall contain, at least, the following information (Exhibits II and III):

a) name and identification of the declarer, with indication of the number of registration with the Corporate Taxpayers' Register or with the Individual Taxpayers' Register;

b) quantity and features of the securities issued by the Controlling Shareholder, by UNIBANCO or by UNIBANCO HOLDINGS, as well as by the respective controlled listed companies of which the declarer is a holder;

c) quantity of the securities issued by the Controlling Shareholder, by UNIBANCO, by UNIBANCO HOLDINGS, as well as by the respective controlled listed companies held by the spouse, not judicially separated from the declarer, by the companion, by any dependent informed on the Income Tax Return, as well as by companies controlled directly or indirectly by the declarer, as the case may be;

d) corporate name of the company which issued the mentioned securities;

e) manner, price and date of the purchase of the mentioned securities and the modifications to the equity positions of the declarer.

6.2 The communication must be made immediately after the taking office in the function and within at the most ten (10) days after the closing of the month in which a modification to the equity positions held by the declared was verified, indicating the balance of the position in the period.

7. Disclosure of information on relevant equity participation and negotiations of the controlling shareholder

7.1 It is incumbent upon the Controlling Shareholder, to the shareholders which elect members of the Boards of Directors or of the Audit Committees (when they exist) of UNIBANCO or of UNIBANCO HOLDINGS, to any individual or legal entity, as well as to any group of persons, acting jointly or representing a same interest, to send a communication to the CVM, to the SEC, to Bovespa and to the NYSE, whenever a relevant equity participation is reached , which corresponds, directly or indirectly, to five percent (5%) or more of a type or class of shares representing the corporate capital of UNIBANCO or of UNIBANCO HOLDINGS ("Relevant Equity Participation").

7.1.1 Such communication shall be made immediately after the Relevant Equity Participation is reached and shall contain the following information (Exhibit IV):

a) name and identification of the purchaser, with indication of the number of registration with the Corporate Taxpayers' Register or with the Individual Taxpayers' Register;

b) objective of the participation and quantity envisaged;

c) number of shares, subscription bonuses, as well as of rights of subscription of shares and of options of purchase of shares, per type and class, already held, directly or indirectly, by the purchaser or to a person related thereto;

d) indication of agreement regulating the exercise of the voting right (in the case of UNIBANCO HOLDINGS).

7.2 The information mentioned in the previous item shall also be rendered whenever the individuals or legal entities or any group of persons representing the same interest, increase their Relevant Equity Participation in five percent (5%).

7.3 The provision of items 7.1, 7.1.1 and 7.2 shall also be applicable to the purchase, sale or extinction of any rights on the shares and other rights mentioned therein.

7.4 In view of the degree of dispersion in the market of the shares of UNIBANCO or of UNIBANCO HOLDINGS, and of the statement of the purchaser that its purchases do not have the purpose of modifying the composition of the control or the administrative structure of UNIBANCO or of UNIBANCO HOLDINGS, the Disclosure Committee may request to the CVM the exemption of disclosure of the statement by the press.

8. Disclosure of information in public offers

8.1 It is incumbent upon UNIBANCO and upon UNIBANCO HOLDINGS to disclose, as provided by item 5.5 of this POLICY and immediately after the resolution to carry out a public offer which depends on the registration with the CVM, a statement containing:

(a) the quantity of its securities to be purchased or sold;

(b) the price of purchase or sale;

(c) the conditions of payment;

(d) other conditions to which the offer is subject.

8.1.1 In the event the public offer is subject to the implement of conditions, a notice of Relevant Act or Fact shall be published by UNIBANCO or by UNIBANCO HOLDINGS, as the case may be, whenever such conditions take place, clarifying whether the offer shall be maintained, and under which conditions, or if it shall lose the efficacy.

8.1.2 The provision of item 8.1 shall not apply to the procedure of confidential preliminary analysis of applications for registration of public distribution of securities, as provided by the legislation in force.

9. Disclosure of information in acquisition of control

9.1 The execution of a preliminary agreement governing the acquisition of the equity control of a listed company by UNIBANCO or by UNIBANCO HOLDINGS may be disclosed by means of the publication of a notice containing the following information:

a) name and identification of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be, as well as the activities developed thereby;

b) name and identification of the seller, including indirect, as the case may be;

c) name and identification of the company acquired, as well as a brief summary of the activities developed thereby;

d) objective of the acquisition, indicating the expected effects on the businesses of the company acquired, of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be;

e) existence or not of due diligence procedure;

f) necessity or not of approval of the acquisition by the regulatory bodies.

9.2 Upon the execution of the definitive agreement of acquisition of control of a listed company by UNIBANCO or by UNIBANCO HOLDINGS, and regardless of the publication of the notice mentioned in the previous item, UNIBANCO or UNIBANCO HOLDINGS, as the case may be, shall disclose the Relevant Act or Fact, as well as provide for the communications set forth by item 5 of this POLICY.

9.2.1 The disclosure and the communications mentioned in item 9.2 shall contemplate, in addition to the provisions of indents "a" to "d" of item 9.1, the following information:

a) total price and attributed price per share of each type and class, form of payment and other relevant conditions of the business;

b) number and percentage of the shares purchased, per type or class, in relation to the voting and the total capital;

c) the indication of any agreement or contract regulating the exercise of the voting right or the purchase and sale of securities issued by the company acquired;

d) statement as to the intent of providing, or not, within the term of one year, for the cancellation of the registration of the company acquired as a listed company; and

e) other relevant information regarding future plans in the conduction of the corporate businesses, especially in connection with specific corporate events which UNIBANCO or UNIBANCO HOLDINGS, as the case may be, has formally decided to carry out in the company acquired, in particular corporate restructurings involving merger or acquisition.

10. Disclosure of the Quarterly, Semi – Annual and Annual Financial Statements

10.1 The Board of Executive Officers of UNIBANCO and of UNIBANCO HOLDINGS shall establish and release to the market, within a period in advance compatible to the market standards, the dates on which the quarterly, semi – annual or annuals financial statements, duly audited, of the mentioned companies will be disclosed.

10.2 Notwithstanding the dates of disclosure of the financial statements established under the terms of the item 10.1 above, the Disclosure Committee may, at its convenience:

a) Approve the disclosure of preliminary and unaudited financial statements related to the quarters, semi – annual or annual results of UNIBANCO and of UNIBANCO HOLDINGS; or

b) Approve the anticipation of the disclosure of the quarterly, semi – annual or annual financial statements, duly audited, of UNIBANCO and of UNIBANCO HOLDINGS.

10.3 The disclosure of the preliminary financial statements mentioned on item 10.2 (a) above shall comply with the following provisions:

a) The quarterly, semi – annual or annual financial statements shall be elaborated in compliance with the accounting principles accepted by the market;

b) If the preliminary financial statements disclosed also include forward – looking statements, UNIBANCO and UNIBANCO HOLDINGS shall comply with the provisions of article 8 of the CVM Instruction N. 202/93;

c) If the forward – looking statements are discontinued, this fact shall be released to the market along with the reasons that led to such decision.

11. General provisions

11.1 The obligations established in this POLICY shall apply, considering each case:

a) both to the negotiations carried out in stock exchange and to those carried out without the intermediation of an institution which makes part of the distribution system;
b) to the negotiations carried out directly or indirectly by the persons mentioned in item 3.1, whether such negotiations take place through a company controlled by UNIBANCO or by UNIBANCO HOLDINGS, or through third parties with which an agreement of trust or portfolio administration is entered into.

11.1.1 Negotiations carried out by investment funds which quotaholders are the persons mentioned in item 3.1 shall not be considered as indirect negotiations, provided that such funds are not exclusive and the decisions of negotiation of the administrator of the investment fund may not be affected by the quotaholders.

11.2 UNIBANCO and UNIBANCO HOLDINGS shall maintain in their headquarters, at the disposal of the CVM, the list of the persons mentioned in item 3.1. and their respective identifications, indicating the office or function, address and number of registration with the Corporate Taxpayers' Register or with the Individual Taxpayers' Register, updating such list whenever there are modifications thereto.

11.3 This POLICY, after the approval by the Boards of Directors of UNIBANCO and of UNIBANCO HOLDINGS, shall be informed to all persons who have or come to have the offices or functions mentioned in item 3.1, obtaining from them the respective formal adhesion, in an instrument which shall be filed at the headquarters of UNIBANCO and of UNIBANCO HOLDINGS, while the person maintains ties therewith, and for five years, at least, after the withdrawal thereof. The mentioned formal adhesion shall be made effective by means of the signature of the Adhesion Term (Exhibit V).

11.4 Any modification or review to this POLICY shall be subject to the approval of the Boards of Directors of UNIBANCO and of UNIBANCO HOLDINGS.

11.5 The provisions of this POLICY do not exclude the responsibility, by virtue of the legal and regulatory provisions, of third parties not directly related to UNIBANCO and/or to UNIBANCO HOLDINGS, which have the knowledge of a Relevant Act or Fact and which may come to negotiate with securities issued by UNIBANCO and/or by UNIBANCO HOLDINGS.

11.6 The non compliance with the provisions of this POLICY shall imply a serious violation, as provided by article 11, § 3, of Law No. 6,385/76.

ANNEX II

POLICY OF NEGOTIATION

The purpose of the Policy of Negotiation is to establish the procedures to be complied in negotiations with securities issued by Unibanco - União de Bancos Brasileiros S.A. ("UNIBANCO") and by Unibanco Holdings S.A. ("UNIBANCO HOLDINGS")

1. Purposes

2. Relevant Act or Fact

3. Persons Subject to the policy

4. Policy Administration

5. Prohibitions to the negotiation

6. Individual Investment Program

7. Disclosure of Information

8. General Provisions

1. Purposes

1.1 The Internal Regulations on the Negotiation of Securities Issued by Unibanco-União de Bancos Brasileiros S.A. and by Unibanco Holdings S.A. (hereinafter referred to as the "POLICY") has the purpose of establishing the procedures to be complied in negotiations with securities issued by Unibanco - União de Bancos Brasileiros S.A. ("UNIBANCO") and by Unibanco Holdings S.A. ("UNIBANCO HOLDINGS"), in accordance with the provisions set forth in the CVM Instruction No. 358, of January 3, 2002 ("Instruction 358").

1.2 The POLICY defines high level standards of procedures which must be observed in the negotiation of securities issued by UNIBANCO and UNIBANCO HOLDINGS, by persons submitted to this POLICY. Such procedures assure an equal and fair treatment to all investors and market agents.

2. Relevant Act or Fact

2.1 A relevant act or fact ("Relevant Act or Fact"), for the purposes of this POLICY, shall be deemed: (i) any decision of the direct or indirect controller shareholders of UNIBANCO and UNIBANCO HOLDINGS ("Controlling Shareholders"); (ii) any resolution of the shareholders general meetings or of the management bodies of UNIBANCO and of UNIBANCO HOLDINGS, as well as (iii) any other act or fact of political-administrative, technical, business or economic-financial character occurred or related to the businesses of UNIBANCO or of UNIBANCO HOLDINGS, provided that the acts listed above may reasonably affect:

a) the value of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS or attached thereto; or

b) the decision of the investors to purchase, sell or maintain such securities; or

c) the decision of the investors to exercise any rights related to their capacity of holder of the securities issued by UNIBANCO or by UNIBANCO HOLDINGS or attached thereto.

2.1.1 Article 2, sole paragraph, of Instruction 358 lists examples of acts and facts that, among others, may be construed as a "Relevant Act or Fact". In any case, the determination of whether or not a certain event shall be construed as a Relevant Act or Fact shall be based on the analysis of the impact thereof in the context of the ordinary activities of UNIBANCO or of UNIBANCO HOLDINGS, as well as on the level of knowledge already held by the market, to avoid that the procedure of disclosure of Relevant Acts or Facts be trivialized.

3. Persons Subject to the Policy

3.1 The following persons are subject to this POLICY:

3.1.1 UNIBANCO and UNIBANCO HOLDINGS;

3.1.2 The direct or indirect Controlling Shareholders of UNIBANCO and UNIBANCO HOLDINGS;

3.1.3 The officers, the members of the Board of Directors, the members of the Audit Committees, the members of the Fiscal Counsel (when applicable) and the members of any bodies with technical or advisory functions, created under the By-laws of UNIBANCO or of UNIBANCO HOLDINGS or their controlled companies;

3.1.4 The officers and members of the Board of Directors of UNIBANCO or of UNIBANCO HOLDINGS, or of their controlled companies, who resign from their position:

(i) and who have no knowledge or have not participated in decision making -process related to potential Relevant Acts or Facts, are not subject to this POLICY;

(ii) and who have knowledge or have participated, during their term of office in decision making -process related to potential Relevant Acts or Facts, are preventing from negotiating with securities issued by UNIBANCO or UNIBANCO HOLDINGS in the imminence of their public disclosure, during a 6 (six) months period or until the disclosure of the Relevant Act or Fact, which occurs first.

3.1.5 The spouse or legal companion, the descendant and any other dependent included in the annual income tax affidavit of persons prevented from negotiating indicated in items 3.1.2, 3.1.3, 3.1.4, as applicable;

3.1.6 The following persons shall be comparable to the persons prevented from negotiating:

(a) the managers of portfolios and the investment funds, companies or any other institutions or entities in which the persons prevented from negotiating are the only shareholders or in which, by force of agreement, they may materially influence the decision making of negotiations;

(b) any legal entity controlled directly or indirectly by the persons prevented from negotiating;

(c) any person who has knowledge of information related to Relevant Act or Fact knowing that this information has not been disclosed to the marked, specially through any of the persons prevented from negotiating, as well as a consequence of a commercial, professional or trust relationship with UNIBANCO or with UNIBANCO HOLDINGS.

4. Policy Administration

4.1 It is incumbent upon the Corporate Compliance Department ("Corporate Compliance") the general management of the POLICY.

4.2. It is incumbent upon the negotiation committee ("Negotiation Committee"), subject to the approval of the Board of Directors of UNIBANCO and UNIBANCO HOLDINGS, the analysis of the necessity, discussion and implementation of any and all modification of this POLICY.

4.2.1 The Negotiation Committee shall be composed of 4 (four) members, with the following composition:

a) Investor Relations Officer of UNIBANCO, or any other officer of the same department;

b) Investor Relations Officer of UNIBANCO HOLDINGS, or any other person indicated by him/her;

c) Legal Department Officer of UNIBANCO, or any other person indicated by him/her;

d) Corporate Compliance Officer, or any other person indicated by him/her;

4.2.1.1 Always when deemed necessary, the Negotiation Committee may invite other persons to assist its deliberations, such as, but not limited to, officers responsible for the risks management area and human resources area of UNIBANCO, or any other person indicated by them.

5. Prohibitiond to the Negotiation

5.1 The persons mentioned in item 3.1 may not negotiate with securities issued by UNIBANCO or by UNIBANCO HOLDINGS, as the case may be:

a) during the period that proceeds the disclosure of a Relevant Act or Fact of which such persons are aware of;

b) in case such persons are aware of the intention of performing any corporate incorporation, partial or total spin-off, amalgamation, transformation or reorganization involving UNIBANCO or UNIBANCO HOLDINGS;

c) in case transactions involving the sale or purchase of securities issued by UNIBANCO are being implemented by UNIBANCO itself, its controlled companies, affiliated companies or by other company under common control, or in case a mandate or option was granted for the same purpose, exclusively in the dates in which any of the entities mentioned in this paragraph acquires or sells securities issued by UNIBANCO, except for the situations set forth in items 5.1.3 and 5.5. below; and

(d) in case transactions involving the sale or purchase of securities issued by UNIBANCO HOLDINGS are being implemented by UNIBANCO HOLDINGS itself, its controlled companies, affiliated companies or by other company under common control, or in case a mandate or option was granted for the same purpose, exclusively in the dates in which any of the entities mentioned in this paragraph acquires or sells securities issued by UNIBANCO HOLDINGS, except for the situations set forth in items 5.1.3 and 5.5. below.

5.1.1 The prohibition to negotiate foreseen in item 5.1 above shall not be effective as soon as UNIBANCO or UNIBANCO HOLDINGS, as the case may be, discloses the Relevant Act or Fact.

5.1.2 The Negotiation Committee may extend the prohibition set forth in item 5.1 above for a period subsequent to the disclosure of the Relevant Act or Fact whenever, at its discretion, the negotiation of the referred to securities may jeopardize UNIBANCO, or UNIBANCO HOLDINGS, or their respective shareholders.

5.1.3 The prohibition foreseen in item 5.1 above does not apply:

a) to the acquisition of treasury stock through a private negotiation resulting from the exercise of a purchase option under the Stock Option Plan of UNIBANCO - Performance;

b) to the sell of the shares acquired in accordance with item 5.1.3 (a), provided that such selling occurs immediately after their acquisition;

c) to the exercise by UNIBANCO of its pre-emptive right under the terms of the Stock Option Plan of UNIBANCO - Performance; d) to the private negotiation carried out among persons listed in item 3.1, being such private negotiation those performed out of the stock market and of over-the-counter market.

5.2 The persons listed in items 3.1.1, 3.1.2, 3.1.3 shall also not negotiate with securities issued by UNIBANCO or UNIBANCO HOLDINGS, as the case may be:

a) during a 15 (fifteen)- days period preceding the first of the following events:

i. the disclosure of the quarterly (ITR), semi - annual and annual (DFP) financial statements of UNIBANCO and of UNIBANCO HOLDINGS; or

ii. the disclosure of preliminary financial statements, so read as the quarterly, semi – annuals and annuals financial information not yet audited.

b) during the period between the decision, taken by the competent corporate body, to increase the share capital, to distribute dividends, bonus in shares or its derivatives, or to approve splitting, and the publication of the respective public biddings or advertisement

5.3 In the event of (i) any agreement or contract has been celebrated with the purpose of transferring the control of UNIBANCO or of UNIBANCO HOLDINGS, (ii) a mandate or option have been granted for the same purpose, or (iii) there exists the willingness of performing corporate transactions involving the incorporation, partial or total spin-off, amalgamation, transformation or reorganization involving UNIBANCO or UNIBANCO HOLDINGS, and until such transactions are not disclosed through the publication of a Relevant Act or Fact, the respective Board of Directors of UNIBANCO and UNIBANCO HOLDINGS may not deliberate the acquisition or sale of securities issued by such companies.

5.4 Always in the course of transactions negotiated by UNIBANCO or by UNIBANCO HOLDINGS, involving sale and purchase options attached to shares issued by such companies, for the purposes of canceling, maintaining in treasury or selling such shares, UNIBANCO and UNIBANCO HOLDINGS may not be a counterparty in transactions involving securities issued by them and carried out by persons listed in items 3.1.2 and 3.1.3.

5.5 Provided that the terms and conditions of this POLICY are observed, and that UNIBANCO and UNIBANCO HOLDINGS are not a counterparty, the Controlling Shareholder and the persons mentioned in items 3.1.3, 3.1.4, 3.1.5 and 3.1.6 above may:

a) purchase securities issued by UNIBANCO or by UNIBANCO HOLDINGS, or attached thereto, in the same day in which the referred to companies, their controlled companies, affiliates or another company under the common control, sell treasury stock, or a mandate or option is granted for the same purpose;
b) sell securities issued by UNIBANCO or by UNIBANCO HOLDINGS, or attached thereto, in the same day in which the referred to companies, their controlled companies, affiliates or another company under the common control, purchase treasury stock, or a mandate or option is granted for the same purpose;

5.6 The Negotiation Committee may, independently of justification or of the existence of Relevant Act or Fact not disclosed, establish other periods ("black- out periods") during which the negotiation of securities will be forbidden, always when deemed necessary to the defense of the interests of UNIBANCO or UNIBANCO Holdings. The persons who were prevented from negotiating shall maintain confidentiality with respect to such periods.

5.6.1 The Negotiation Committee may extend the restrictions of the black-out periods to negotiations foreseen in individual investment program ("Individual Investment Program"), set forth in item 6 of this POLICY.

5.7 Provided that the terms and conditions set forth in this POLICY are observed, the persons listed in items 3.1.1, 3.1.2, 3.1.3, 3.1.4 and 3.1.5 may negotiate with securities issued by UNIBANCO or by UNIBANCO HOLDINGS, exclusively through Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. or Unibanco Securities Inc., as the case may be, for the negotiation of securities regulated in this POLICY.

5.7.1. Eventual open positions, involving securities issued by UNIBANCO or by UNIBANCO HOLDINGS, pertaining to persons mentioned in items 3.1.1, 3.1.2, 3.1.3, 3.1.4 and 3.1.5 held by other brokerage firms, shall be transferred to the brokerage firms listed in item 5.7. , within a maximum term of 60 days from the publication of this POLICY or from the date they assumed their position.

6. Individual Investment Program

6.1 Provided that the terms and conditions of this POLICY are observed, the persons mentioned in items 3.1.2 and 3.1.3 may elaborate Individual Investment Program, in which it will be indicated, in a detailed way, their individual policy with respect to the negotiation with securities issued by UNIBANCO or by UNIBANCO HOLDINGS, as the case may be.

6.1.1 The person interested in having its own Individual Investment Program shall indicate the approximate amount of funds to be invested, or the sum of securities issued by UNIBANCO or by UNIBANCO HOLDINGS, as the case may be, to be negotiated, for the term of its duration, always respecting the prohibition established in item 5.2 (a).

6.1.2 The Corporate Compliance shall be notified, through a 15 days prior and written notice, about any amendments to the Individual Investment Program or in the forecasting of its performance. In the occurrence of unexpected events, in which the prior notice will not be possible, the Corporate Compliance shall be informed about the reasons of the amendments or not-compliance with the Individual Investment Program as soon as possible.

6.2 The Individual Investment Program will last at least 6 (six) months and shall be submitted to the approval of Corporate Compliance 15 (fifteen) days prior to the first negotiation set forth therein.

6.2.1 The Corporate Compliance may refuse the filing of the Individual Investment Program which is in disagreement with this POLICY or with the regulation in force.

6.2.2 The Individual Investment Program shall not be filed neither modified in the imminence of the disclosure of a Relevant Act or Fact to the market.

6.2.3 Once the Individual Investment Program is approved, the Investor Relations Officer shall make it available, whenever demanded, to the São Paulo Stock Exchange ("BOVESPA"), to the Brazilian Security and Exchange Commission ("CVM"), to the United States Securities and Exchange Commission ("SEC") and to the New York Stock Exchange ("NYSE").

7. Disclosure of Information

7.1 The disclosure of information as a result of the negotiation of securities issued by UNIBANCO or UNIBANCO HOLDINGS shall be made in compliance with the Institutional Policy of Information Disclosure by Unibanco - União de Bancos Brasileiros S.A. and by Unibanco Holdings S.A.

8. General Provisions

8.1 The prohibitions established in this POLICY shall apply, as the case may be:

a) to the negotiations carried out through the stock exchange and to those carried out without the intermediation of an institution which makes part of the distribution system, except for the provisions set forth in item 5.1.3 (d);

b) to the negotiations carried out directly or indirectly by the persons mentioned in item 3.1, whether such negotiations take place through a company controlled by UNIBANCO or by UNIBANCO HOLDINGS, or through third parties with which a trust or portfolio administration agreement is entered into.

8.1.1 The negotiations carried out through investment funds on which the persons mentioned in item 3.1 are quotaholders shall not be considered indirect negotiations, provided that such funds are not exclusive and the decisions of negotiation by its administrator may not be affected by the quotaholders.

8.2 This POLICY, upon approval by the Boards of Directors of UNIBANCO and of UNIBANCO HOLDINGS, shall be informed to all persons who hold in the present moment or in the future the positions mentioned in item 3.1, obtaining from them their respective formal consent, in an instrument which shall be filed at the headquarters of UNIBANCO or of UNIBANCO HOLDINGS, as the case may be. The mentioned formal consent shall be made effective through the execution of the Adhesion Term (Exhibit I), which shall be controlled by the Corporate Compliance.

8.3. The persons subject to this POLICY in accordance with items 3.1.1, 3.1.2, 3.1.3, 3.1.4 and 3.1.5 shall communicate the changing on their shareholding positions in UNIBANCO and/or UNIBANCO HOLDINGS, if any, in accordance with Exhibit I, within a maximum term of 5 days after the month in which the changing occurs.

8.3.1 Any modification or review to this POLICY shall be subject to the approval of the Boards of Directors of UNIBANCO and of UNIBANCO HOLDINGS.

8.3.2 This POLICY shall not be approved or amended in the imminence of the disclosure of a Relevant Act or Fact to the market.

8.4 The provisions of this POLICY do not exclude the responsibility, by virtue of legal and regulatory provisions, of third parties not directly related to UNIBANCO and/or to UNIBANCO HOLDINGS, which have the knowledge of a Relevant Act or Fact and which may negotiate with securities issued by UNIBANCO and/or by UNIBANCO HOLDINGS.

8.5 The non compliance with the provisions of this POLICY shall subject the violator to disciplinary sanctions, without prejudice of administrative, civil and criminal applicable sanctions. In case of a severe infraction, the Corporate Compliance will submit the issue to the Negotiation Committee for the analysis of the measures to be taken in this respect.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 31, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.